CRAFT COLLEGE INC.
1950 Stemmons Freeway, Suite 5001
Dallas, Texas 75207

July 20, 2006

Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Dear Sir/Madam,

Further to our discussion please accept this letter as our undertaking not to offer or sell any shares in Craft College Inc. until the Securities and Exchange Commission enters an order of effectiveness.

I trust the foregoing is satisfactory

Sincerely,

PATRICIA CASTILLO
Patricia Castillo
President